SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                            FORM 11-K


        [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 2000

                                   OR

        [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from ______ to ______

                   Commission file number 1-707

              A.  Full title of the Plan:

                  Kansas City Power & Light Company
                  Cash or Deferred Arrangement
                  (Employee Savings Plus Plan)
                  (hereinafter referred to as "Plan")

              B.  Name   of   issuer  of  the  securities   held
                  pursuant to the
                  Plan   and   the  address  of  its   principal
                  executive office:

                  Kansas City Power & Light Company
                  1201 Walnut
                  Kansas City, Missouri 64106-2124

Kansas City Power & Light Company
Cash or Deferred Arrangement Employee Savings Plus Plan
Financial Statements and Supplemental Schedules
Contents
______________________________________________________________________

                                                               Page

Report of Independent Accountants                                 1

Financial Statements:

     Statement of Net Assets Available for Benefits as            2
     of December 31, 2000 and 1999

     Statement of Changes in Net Assets Available for             3
     Plan Benefits For the Years Ended December 31, 2000
     and 1999

     Notes to Financial Statements                             4-10

Supplemental Schedules:

     Schedule H, Line 4i - Schedule of Assets Held (at           11
     end of year) as of December 31, 2000

     Schedule H, Line 4j - Schedule of Reportable                12
     Transactions For the year ended December 31, 2000

Signature Page                                                   13

Exhibit:

     Consent of Independent Accountants                   Exhibit 1

                Report of Independent Accountants

To the Participants and Administrative Committee of the Kansas City Power & Light Company
Cash or Deferred Arrangement Employee Savings Plus Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Kansas City Power & Light Company Cash or Deferred Arrangement Employee Savings Plus Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held (at end of year) as of December 31, 2000 and Reportable Transactions for the year ended December 31, 2000 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the
Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                              /s/PricewaterhouseCoopers LLP
                                 PricewaterhouseCoopers LLP

Kansas City, Missouri
June 13, 2001

Kansas City Power & Light Company
Cash or Deferred Arrangement Employee Savings Plus Plan
Statement of Net Assets Available for Benefits
December 31, 2000 and 1999

______________________________________________________________________

                                                2000           1999
                  Assets
Investments at fair value:
 Kansas City Power & Light Stock Fund     $  82,878,309  $  69,163,105
 UMB Money Market Account                         5,081              -
 Fidelity Managed Income Portfolio           10,037,206     10,154,490
 Fidelity Puritan Fund                       16,132,643     18,467,141
 Fidelity Magellan Fund                      49,359,823     59,177,346
 Fidelity Asset Manager Fund                  2,399,450      2,250,673
 Fidelity OTC Portfolio                      13,868,186     11,394,570
 Fidelity Overseas Fund                       3,851,672      3,429,599
 Fidelity Blue Chip Growth Fund               7,112,761      5,766,495
 Fidelity Freedom Income Fund                   211,248        405,938
 Fidelity Freedom 2000 Fund                     349,173        323,014
 Fidelity Freedom 2010 Fund                     552,186        370,236
 Fidelity Freedom 2020 Fund                     680,385        459,730
 Fidelity Freedom 2030 Fund                     590,645        255,231
 Loans to participants                        5,206,983      5,476,981
					  _____________   ____________

          Total investments                 193,235,751    187,094,549
					  _____________   ____________

Receivables:
 Contributions:
  Employer                                      110,406        122,295
  Employee                                      404,672        417,265
 Loan payments from participants                 88,509         95,699
					  _____________   ____________

          Total receivables                     603,587        635,259
					  _____________   ____________

          Total net assets               $  193,839,338  $ 187,729,808
          available for benefits          _____________   ____________

The accompanying notes are an integral part of these financial statements.

Kansas City Power & Light Company
Cash or Deferred Arrangement Employee Savings Plus Plan
Statement of Changes in Net Assets Available for Plan Benefits
For the Years Ended December 31, 2000 and 1999

______________________________________________________________________


                                            2000            1999
              Additions
Investment income:
 Net depreciation in fair value of     $ (2,779,150) $  (11,687,929)
 investments
 Dividends                               12,981,499      12,802,834
 Interest:
  Money market                              627,991         592,552
  Loans                                     568,514         621,338
					___________   _____________

          Net investment income          11,398,854       2,328,795
					___________   _____________

 Contributions:
  Employee                               10,132,046       9,075,626
  Employer                                2,809,009       3,196,149
  Reimbursed commissions                     85,832          68,560
					___________   _____________

          Total contributions            13,026,887      12,340,335
					___________   _____________

          Total additions                24,425,741      14,669,130
					___________   _____________

              Deductions
 Distribution to participants            17,934,430       9,150,620
 Transfer to another plan                   381,781               -
					___________   _____________

          Total deductions               18,316,211       9,150,620
					___________   _____________

Net increase in net assets available      6,109,530       5,518,510
for plan benefits

Net assets available for benefits:
 Beginning of year                      187,729,808     182,211,298
					___________   _____________

 End of year                           $193,839,338  $  187,729,808
					___________   _____________


The accompanying notes are an integral part of these financial statements.

Kansas City Power & Light Company
Cash or Deferred Arrangement Employee Savings Plus Plan
Notes to Financial Statements

______________________________________________________________________


1.   Description of the Plan:

  The following description of the Kansas City Power & Light Company Cash or Deferred Arrangement Employee Savings Plus Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

  The Plan is designed to encourage and assist employees of Kansas City Power & Light Company (the Company) to adopt a regular savings and investment program for long-term needs, especially retirement. The Company is the plan administrator and United Missouri Bank, N.A. (UMB) is the trustee. The Administrative Committee is the fiduciary of the Plan and has the responsibility of establishing the rules under which the Plan is run.

  The  Plan is a contributory defined contribution plan available to  permanent  full- and part-time employees  of  the  Company.
  The   Plan  is  subject  to  the  provisions  of  the  Employee
  Retirement Income Security Act of 1974 (ERISA).

  Prior to March 1, 2000, the Plan was also available to permanent full- and part-time employees of KLT Inc., KLT Power Inc., KLT Gas Inc. and KLT Telecom, Inc. Effective March 1,
  2000, the Plan was amended to terminate the participation of employees of KLT Inc., KLT Power Inc., KLT Gas Inc. and KLT Telecom, Inc. The assets of these participants were transferred to a separate plan.

  Eligibility and Employee Contributions

  Employees are immediately eligible to make elective contributions to the Plan. Employees beginning employment during the first fifteen days of a month can begin participating in the Plan the first day of the following month. If an employee's first day of employment is after the fifteenth of the month, the employee is eligible to participate in the Plan the first day of the next following month.

  Participants can contribute any whole percentage of their base pay from 2% to 15% (12% through December 31, 1999) to the Plan, except that contributions may not exceed the maximum allowable under the law. The maximum individual contribution allowed for the years ended December 31, 2000 and 1999 was $10,500 and $10,000, respectively. Other special limitations may reduce the participant elective and Company matching maximum contribution amounts for highly compensated employees.

  Company Matching Contributions

  The Company contributes an amount equal to 50% of the employee's elective contribution, not to exceed 3% of base pay, as defined in the Plan. Company contributions may be made in cash, Company stock, or a combination thereof. Company contributions are invested in the common stock of the Company at all times. The Company begins matching employee contributions when the employee completes one year of service.

  Effective February 24, 1999, the Plan was amended to allow participants who have attained the age of 55 to transfer funds in their Company-Match Account to any investment fund offered under the Plan.

Kansas City Power & Light Company
Cash or Deferred Arrangement Employee Savings Plus Plan
Notes to Financial Statements, Continued

______________________________________________________________________

  Rollovers

  Participants   may  elect  to  transfer  funds   from   another
  qualified retirement plan to the Plan, with permission from the Administrative Committee.

  Vesting and Forfeitures

  Participants are 100% vested in their elective contribution and rollover accounts at all times. Participants who retire after age 55, die or become totally and permanently disabled while an employee of the Company are considered 100% vested in the Company-Match Account, regardless of their length of service with the Company.

  Vesting of the Company-Match Account for participants who leave the Company for a reason other than death, disability or retirement is based on years of service for vesting. A year of service for Plan purposes is defined as any year in which an employee completes at least 1,000 hours of service with the Company. Generally all years of service with the Company are taken into account in computing years of service for vesting. Participants who accrue two years of service prior to termination of employment are 20% vested. Participants are credited with 20% additional vesting each year thereafter, with full vesting after six years of service.

  The portion of the Company-Match Account that is not vested is forfeited by terminating participants. Forfeitures are used to reduce future Company matching contributions. Forfeited benefits during the years ended December 31, 2000 and 1999 were $22,317 and $6,396, respectively. The Company used forfeiture credits of $17,236 and $15,092 during the years ended December 31, 2000 and 1999, respectively, to reduce the matching contributions.

  Investment of Accounts

  Investment  of  Elective Contribution and Rollover  Accounts  -
  Participants may direct (in 5% increments) the investment of their elective contribution and rollover accounts in one or more of the following 13 investment funds:

    Kansas City Power & Light Stock Fund
    Fidelity Managed Income Portfolio (MIP)
    Fidelity Puritan Fund
    Fidelity Magellan Fund
    Fidelity Asset Manager Fund
    Fidelity OTC Portfolio
    Fidelity Overseas Fund
    Fidelity Blue Chip Growth Fund
    Fidelity Freedom Income Fund
    Fidelity Freedom 2000 Fund
    Fidelity Freedom 2010 Fund
    Fidelity Freedom 2020 Fund
    Fidelity Freedom 2030 Fund

Kansas City Power & Light Company
Cash or Deferred Arrangement Employee Savings Plus Plan
Notes to Financial Statements, Continued

______________________________________________________________________

  Plan Participants

  The  following  summarizes the number of participants  by  fund
  (participant directed) as of December 31, 2000:

         Kansas City Power & Light Company Stock Fund   786
         Fidelity Managed Income Portfolio              278
         Fidelity Puritan Fund                          551
         Fidelity Magellan Fund                       1,110
         Fidelity Asset Manager Fund                    152
         Fidelity OTC Portfolio                         609
         Fidelity Overseas Fund                         281
         Fidelity Blue Chip Growth Fund                 446
         Fidelity Freedom Income Fund                    14
         Fidelity Freedom 2000 Fund                      15
         Fidelity Freedom 2010 Fund                      34
         Fidelity Freedom 2020 Fund                      66
         Fidelity Freedom 2030 Fund                      99

  Participants also have the opportunity to change how their past savings in their elective and rollover accounts are invested. Participants can make such changes on a daily basis. Participants making such elections will have their fund shares sold, the proceeds transferred and fund shares purchased per their request.

  The nonparticipant-directed portion of the Kansas City Power  &
  Light Stock Fund consisted of 1,509,085 shares valued at $41,406,274 and 1,463,798 shares valued at $32,295,036 at
  December 31, 2000 and 1999, respectively.

  Allocation of Investment Income

  The trustee allocates investment income based on the shares held by participants in their individual accounts. Individual accounts are valued on each business day by the trustee to reflect the current market value of the investments.

  If contributions or participant transfers received by the trustee cannot be immediately invested in the investment funds, the moneys are held in short-term investment funds under the trustee's control (see Related Party and Party-In-Interest Transactions). Some distributions may also be invested in the money market fund prior to payment to the participant. Any interest earned is allocated back to the investment accounts based on the amounts originally transferred.

  Termination Payments

  Participants who leave the Company as a result of termination, retirement or permanent disability may receive the entire amount of their account in one lump-sum payment, rollover their account to another trustee or elect to defer distribution until age 62 or retirement, whichever is later. Upon death, distributions will be made to beneficiaries in a lump sum or in installment payments over a

Kansas City Power & Light Company
Cash or Deferred Arrangement Employee Savings Plus Plan
Notes to Financial Statements, Continued

______________________________________________________________________


  period of no more than three years. Payment will commence no later than 60 days after the December 31 coinciding with or next following the date of the participant's death.

  Terminated  employees  may  elect to defer  their  distribution until age 62. The deferred totals for participants not required to receive distributions the next calendar year were $8,881,484 and $8,409,530 as of December 31, 2000 and 1999,
  respectively.

  Loans to Participants

  The Plan allows participants to borrow against their vested account balance to obtain either an installment or residential loan. Other than by obtaining a loan, the Plan does not provide for in-service withdrawals from elective accounts, rollover accounts or Company-Match Accounts. Distributions are made only upon retirement, disability, termination of employment or death.

  An installment loan may be used for any purpose, whereas a residential loan must be used for the purchase of the participant's primary residence. The maximum loan terms for installment and residential loans are five and fifteen years, respectively. A participant may have no more than one of each type of loan outstanding at the same time.

  For all loans issued through October 1989, if the participant's account balance was $20,000 or less, a maximum of 80% of the vested account balance, not to exceed $10,000, could be borrowed. If the account balance was more than
  $20,000, 50% of the vested account balance, not to exceed $50,000, could be borrowed. The interest rate for these loans was based on the Fidelity GIC Group Trust interest rate of 8.31%.

  For loans issued after November 1, 1989, the maximum amount that a participant can borrow is 50% of their vested account balance, not to exceed $50,000. The interest rate for these loans is UMB's prime rate plus 2%. The minimum amount a participant can borrow is $1,000.

  Principal and interest on all loans is repaid to the participant's individual accounts based on their current contribution allocation election. All loans are repaid by payroll deduction except when paid in full in advance or the unpaid principal is deducted from a total distribution which results from a death, disability, retirement or termination.

  Commissions and Administrative Expenses

  During the years ended December 31, 2000 and 1999, commissions were $85,832 and $68,560, respectively. Commissions paid by the Plan for purchases and sales of Company common stock are netted against distributions and contributions and reimbursed by the Company.

  Administrative  expenses are also paid by the Company.   During
  the  years  ended December 31, 2000 and 1999, a net of  $89,669 and $72,479, respectively, in costs for the administration of the Plan were paid by the Company.

Kansas City Power & Light Company
Cash or Deferred Arrangement Employee Savings Plus Plan
Notes to Financial Statements, Continued

______________________________________________________________________

  Related-Party and Party-In Interest Transactions

  The trustee is authorized under contract provisions and ERISA regulations to invest in funds under its control and in securities of the Company.

  During the year ended December 31, 2000, purchases and sales in the Kansas City Power & Light Stock Fund under the trustee's control totaled $15,939,662 and $18,672,205, respectively. During the year ended December 31, 1999, purchases and sales in the Kansas City Power & Light Stock Fund under the trustee's control totaled $14,540,933 and $11,889,397, respectively.

  During the year ended December 31, 2000, there were 739 purchases and 746 sales in the UMB Money Market Fund totaling $21,852,688 and $21,994,396, respectively relating to temporary cash balances invested in short-term investment funds under the trustee's control. There were 689 purchases and 676 sales in the UMB Money Market Fund totaling $18,513,010 and $18,578,271, respectively, during the year ended December 31, 1999.

2.   Summary of Significant Accounting Policies:

  Basis of Accounting

  The financial statements of the Plan are prepared under the accrual basis of accounting.

  Valuation of Investments

  Investments of the Plan are valued at fair value based on quoted market prices on the last business day of the plan year. Loans to participants are valued based on outstanding principal amounts owed on the last business day of the plan year as reported to the Plan by the trustee.

  Use of Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Net Appreciation (Depreciation) in Fair Value of Investments

  The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Kansas City Power & Light Company
Cash or Deferred Arrangement Employee Savings Plus Plan
Notes to Financial Statements, Continued

______________________________________________________________________

3.   Investments:

  The Plan's investments are held by UMB. During the years ended December 31, 2000 and 1999, the Plan's investments (including investments bought and sold, as well as held, during the year) appreciated (depreciated) in fair value as follows:

                                     Realized and  Realized and
                                      Unrealized    Unrealized
                                         Net            Net
                                     Appreciation  Appreciation
                                     (Depreciatio  (Depreciation
                                      n) in Fair     ) in Fair
                                     Value During  Value During
                                      Year Ended    Year Ended
                                     December 31,  December 31,
                                         2000          1999

  Investments at fair value as
  determined by quoted market
  price:
     Kansas City Power & Light       $ 16,652,706  $ (22,692,927)
     Stock Fund
     UMB Money Market Account                   -              -
     Fidelity Investment Funds:
      Managed Income Portfolio                  -              -
      Puritan Fund                       (230,166)      (975,391)
      Magellan Fund                    (7,541,977)     6,470,693
      Asset Manager Fund                 (220,838)       116,534
      OTC Portfolio                    (8,680,372)     3,640,409
      Overseas Fund                    (1,313,263)       801,664
      Blue Chip Growth Fund            (1,199,985)       801,054
      Freedom Income Fund                  (8,562)         4,624
      Freedom 2000 Fund                   (38,445)        17,166
      Freedom 2010 Fund                   (39,585)        37,939
      Freedom 2020 Fund                   (80,264)        55,799
      Freedom 2030 Fund                   (78,399)        34,507
				      ___________   ____________
                                       (2,779,150)   (11,687,929)

   Investments at estimated
   fair value:
    Loans to participants                       -              -
    7.75% to 12%		      ___________   ____________
                                      $(2,779,150)  $(11,687,929)
				      ___________   ____________

Kansas City Power & Light Company
Cash or Deferred Arrangement Employee Savings Plus Plan
Notes to Financial Statements, Continued

______________________________________________________________________

4.   Income Tax Status:

  The Plan has received a determination letter from the Internal Revenue Service dated July 16, 1998 stating that the Plan is qualified under Section 401(1) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the last tax determination letter. However, the Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5.   Form 5500:

  The  Form  5500 has not yet been completed for the  year  ended
  December 31, 2000.

                     SUPPLEMENTAL SCHEDULES

Kansas City Power & Light Company
Cash or Deferred Arrangement Employee Savings Plus Plan
Schedule H, Line 4i - Schedule of Assets Held (at end of year)
December 31, 2000

______________________________________________________________________

                             Number of
                             Shares or        		    Current
     Identity of Issuer        Units          Cost           Value

   Corporate Stocks:
    Kansas City Power &      3,020,567   $  73,326,884   $  82,878,309
    Light Company*

   Registered Investment
   Companies:
    UMB Money Market             5,081           5,081           5,081
      Account*
    Fidelity Managed        10,037,206      10,038,665      10,037,206
      Income Portfolio
    Fidelity Puritan Fund      856,752      15,073,947      16,132,643
    Fidelity Magellan Fund     413,745      38,114,090      49,359,823
    Fidelity Asset             142,655       2,553,492       2,399,450
      Manager Fund
    Fidelity OTC Portfolio     337,836      18,426,592      13,868,186
    Fidelity Overseas Fund     112,065       4,268,568       3,851,672
    Fidelity Blue Chip         138,031       7,597,229       7,112,761
      Growth Fund
    Fidelity Freedom            18,912         213,637         211,248
      Income Fund
    Fidelity Freedom 2000       29,566         376,484         349,173
      Fund
    Fidelity Freedom 2010       39,898         565,511         552,186
      Fund
    Fidelity Freedom 2020       46,730         731,964         680,385
      Fund
    Fidelity Freedom 2030       39,376         645,487         590,645
      Fund
   Loans to participants,                            -       5,206,983
   7.75% to 12%				 _____________    ____________
                                        $  171,937,631   $ 193,235,751
					 _____________    ____________


*Party-in-interest to the Plan.

Kansas City Power & Light Company
Cash or Deferred Arrangement Employee Savings Plus Plan
Schedule H, Line 4j - Schedule of Reportable Transactions*
For the Year Ended December 31, 2000


________________________________________________________________________________________________________


						        Expense			Current value
Identity					        incurred		 of asset on
of Party    Description     Purchase      Selling        with	       Cost	 transaction
Involved    of assets        price        price       transaction   of asset	    Date       Net gain


UMB Bank,   Money market   $21,852,688  $          -  $         -  $21,852,688  $21,852,688    $      -
N.A.**      account

UMB Bank,   Money market             -    21,994,396            -   21,994,396   21,994,396           -
N.A.**      account

UMB Bank,   Kansas City     15,939,662             -    39,766      15,979,428   15,979,428           -
N.A.**      Power & Light
            Company Stock
            Fund

UMB Bank,   Kansas City              -    18,672,205    46,070      17,492,619   18,626,135   1,133,516
N.A.**      Power & Light
            Company Stock
            Fund

* Any single transaction within the plan year that involves more than 5% of the current value of plan assets or any series of transactions within the plan year with or in conjunction with the same person that, when aggregated, involves more than 5% of the current value of plan assets.

**   Party-in-interest to the Plan.


                           SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Employee Savings
Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                             EMPLOYEE SAVINGS PLUS PLAN
                             (
                             (
                             (By:  /s/B. M. Tate
                             (        B. M. Tate, Chairman
                             (
                             (
                             (By:  /s/F. L. Branca
                             (        F. L. Branca, Member
                             (
                             (
                             (By:  /s/J. S. Latz
                             (        J. S. Latz, Member


June 28, 2001

                                                      Exhibit 1


              Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-32636) of Kansas City Power & Light Company of our report dated June 13, 2001, relating to the financial statements and supplemental schedules of the Kansas City Power & Light Company Cash or Deferred Arrangement Employee Savings Plus Plan, which appears in this Form 11-K.




                                /s/PricewaterhouseCoopers LLP
                                   PricewaterhouseCoopers LLP

Kansas City, Missouri
June 26, 2001